# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Callaway Golf Company, CIK 0000837465
CUSIP: 131193104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2180 Rutherford Rd, Carlsbad, California (CA), 92008
Date of event which requires filing of this statement: 05/21/2026
Filed by CIK 0001849690
Persons authorized to receive notices and communications: Sarah N. Conde, c/o Providence Equity Partners L.L.C., 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island (RI), 02903, 617-553-7310

## Reporting persons
- PEP TG INVESTMENTS LP (CIK 0001849588): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 130,064; sole dispositive power 0; shared dispositive power 130,064; aggregate amount beneficially owned 130,064 (0.07% of the class)
  Comment: Rows 8, 10 and 11: For all cover pages of this Amendment No. 4, see Item 5 of this Amendment No. 4.
  
  The ownership percentage set forth herein for PEP TG Investments LP is calculated based on a total of 179,887,627 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Callaway Golf Company (the "Issuer") deemed issued and outstanding, which includes (i) 179,757,563 shares of Common Stock outstanding as of April 30, 2026, as set forth in the Issuer's Form 10-Q for the quarterly period ended March 31, 2026 filed with the Securities and Exchange Commission (the "SEC") on May 8, 2026 (the "2026 Q1 10-Q"), and (ii) 130,064 shares of Common Stock issuable upon the exercise in full of the Warrant (as defined in Item 3 of the Schedule 13D).
- PEP TG Investments GP LLC (CIK 0001849690): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 130,064; sole dispositive power 0; shared dispositive power 130,064; aggregate amount beneficially owned 130,064 (0.07% of the class)
  Comment: Rows 8, 10 and 11: For all cover pages of this Amendment No. 4, see Item 5 of this Amendment No. 4.
  
  The ownership percentage set forth herein for PEP TG Investments GP LLC is calculated based on a total of 179,887,627 shares of Common Stock the Issuer deemed issued and outstanding, which includes (i) 179,757,563 shares of Common Stock outstanding as of April 30, 2026, as set forth in the Issuer's Q1 2026 10-Q, and (ii) 130,064 shares of Common Stock issuable upon the exercise in full of the Warrant (as defined in Item 3 of the Schedule 13D).
- Michael Dominguez (CIK 0001320307): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 130,064; sole dispositive power 0; shared dispositive power 130,064; aggregate amount beneficially owned 130,064 (0.07% of the class)
  Comment: Rows 8, 10 and 11: For all cover pages of this Amendment No. 4, see Item 5 of this Amendment No. 4.
  
  The ownership percentage set forth herein for Michael Dominguez is calculated based on a total of 179,887,627 shares of Common Stock the Issuer deemed issued and outstanding, which includes (i) 179,757,563 shares of Common Stock outstanding as of April 30, 2026, as set forth in the Issuer's Q1 2026 10-Q, and (ii) 130,064 shares of Common Stock issuable upon the exercise in full of the Warrant (as defined in Item 3 of the Schedule 13D).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Callaway Golf Company
Address of issuer's principal executive offices: 2180 Rutherford Rd, Carlsbad, California (CA), 92008
Comment:
This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on March 17, 2021, as amended on September 22, 2021, November 17, 2021, and January 28, 2026 (collectively with Amendment No. 4, the "Schedule 13D"). Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 4 shall have the meaning assigned to such term in the Schedule 13D.

As a result of the transaction described in Item 4 of this Amendment No. 4, on May 21, 2026, each of the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the outstanding securities of Issuer. The filing of this Amendment No. 4 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 21, 2026, PEP TG Investments LP sold 11,175,226 shares of Common Stock at $15.34 per share pursuant to Rule 144 in a standard broker-dealer transaction (the "Shares Sale").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, the beneficial ownership, with respect to each Reporting Person, disclosed on this Amendment No. 4 includes shares of Common Stock that are issuable upon exercise of the Warrant. The applicable ownership percentages are calculated, with respect to each Reporting Person, as a percentage of the sum of (i) 179,887,627 shares of Common Stock outstanding as of April 30, 2026, as set forth in the 10-Q filed with the Securities and Exchange Commission on May 8, 2026, and (ii) 130,064 shares of Common Stock subject to the Warrant (such sum, the "Outstanding Common Stock").

Following the Shares Sale:

* PEP TG Investments LP directly holds 130,064 shares of Common Stock subject to the Warrant, or approximately 0.07% of the Outstanding Common Stock;

* PEP TG Investments GP LLC is the sole general partner of PEP TG Investments LP. PEP TG Investments GP LLC may be deemed to beneficially own 130,064 shares of Common Stock subject to the Warrant, or 0.07% of the Outstanding Common Stock by virtue of its position as sole general partner of PEP TG Investments LP; and

* Michael Dominguez is the sole member of PEP TG Investments GP LLC. Michael Dominguez may be deemed to beneficially own 130,064 shares of Common Stock subject to the Warrant or 0.07% of the Outstanding Common Stock by virtue of his position as the sole member of PEP TG Investments GP LLC.

PEP TG Investments GP LLC and Michael Dominguez disclaim beneficial ownership of the securities referred to in this Schedule 13D, and the filing of this Amendment No. 4 should not be construed as an admission that any of PEP TG Investments GP LLC or Michael Dominguez is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by the Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose:
This Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 5(a) of this Amendment No. 4 is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Except for the Shares Sale described in this Amendment No .4, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Item 5(a).
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Schedule 13D is hereby amended and supplemented as follows:

Under certain circumstances, partners and/or members of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and supplemented as follows:

As a result of the transaction described in Item 4 of this Amendment No. 4, on May 21, 2026, each of the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the outstanding securities of Issuer. The filing of this Amendment No. 4 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

PEP TG Investments LP no longer has a right to nominate a Providence Nominee to the Issuer's board of directors.

## Signatures
- PEP TG INVESTMENTS LP: By: PEP TG Investments GP LLC its General Partner, /s/ Michael Dominguez, Michael Dominguez, Authorized Signatory (05/26/2026)
- PEP TG Investments GP LLC: /s/ Michael Dominguez, Michael Dominguez, Authorized Signatory (05/26/2026)
- Michael Dominguez: /s/ Michael Dominguez, Michael Dominguez (05/26/2026)